CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$136.40

Pricing supplement no. 1249
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 5-I dated November 17, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated April 5, 2013 Rule 424(b)(2)

Structured Investments	$1,000,000 Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars, due April 23, 2014

General

•	The notes are designed for investors who seek unleveraged exposure to the appreciation of the Hang Seng China Enterprises Index, converted into U.S. dollars, up to the Maximum Return of 15.05% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 23, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on April 5, 2013 and are expected to settle on or about April 10, 2013.

Key Terms

Index:	The Hang Seng China Enterprises Index (the “Index”) (Bloomberg ticker; HSCEI), converted into U.S. dollars
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If the Ending Index Level is equal to or less than the Initial Index Level by up to the Contingent Buffer Amount of 20%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, you will lose more than 20% of your principal amount and may lose all of your principal amount at maturity. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the Index closing level has increased during the term of the notes.
Maximum Return:	15.05%, which entitles you to a maximum payment at maturity of $1,150.50 per $1,000 principal amount note.
Contingent Buffer Amount:	20%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Adjusted Index Level on the pricing date, which was 1,342.98225, based on the Index closing level of 10,429.31 and the Exchange Rate of 0.12877 on the pricing date.
Ending Index Level:	The Adjusted Index Level on the Observation Date
Adjusted Index Level:	On any relevant day, the Index closing level on that day multiplied by the Exchange Rate of the Index on that day
Exchange Rate:	The “Exchange Rate” of the Index on any relevant day will equal an exchange rate of U.S. dollars per one unit of the Underlying Currency of the Index, as determined by the calculation agent, expressed as one divided by the amount of Underlying Currency of that Index per U.S. dollar, as reported by Reuters Group PLC (“Reuters”) on Reuters page “HKDFIX,” or any substitute Reuters page, at approximately 11:15 a.m., Hong Kong time.
Underlying Currency:	With respect to the Index, the Hong Kong dollar
Currency Business Day:	With respect to the Index, a “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Underlying Currency of the Index (which is Hong Kong for the Hong Kong dollar) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
Observation Date†:	April 17, 2014
Maturity Date†:	April 23, 2014
CUSIP:	48126DL80
†	Subject to postponement in the event of a market disruption event or currency disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 5-I

Investing in the Capped Contingent Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 5-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$1,000,000	$10,000	$990,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-31 of the accompanying product supplement no. 5-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. 5-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 5, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated November 17, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 4, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 5-I dated November 17, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007707/e46168_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

The Hong Kong Dollar/U.S. Dollar Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Exchange Rate used to calculate the Adjusted Index Levels is expressed as the amount of U.S. dollars per Hong Kong dollar. This is expressed differently from the conventional market quotation for the Hong Kong dollar/U.S. dollar exchange rate, which is expressed as the amount of Hong Kong dollars per U.S. dollar. As a result, the same change in the value of the Hong Kong dollar relative to the U.S. dollar will cause the Exchange Rate and the conventional market quotation to move in opposite directions. For example, if the Hong Kong dollar appreciates/strengthens relative to the U.S. dollar, the Exchange Rate will increase, while the conventional market quotation will decrease (and vice versa). The following discussion relates to the Exchange Rate used to calculate the Adjusted Index Levels, and not the conventional market quotation.

A decrease in the Exchange Rate from the pricing date to the Observation Date means that the Hong Kong dollar has depreciated/weakened relative to the U.S. dollar. This means that it takes more Hong Kong dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Hong Kong dollar can purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 0.12 on the Observation Date reflects a weakening of the Hong Kong dollar relative to the U.S. dollar, as compared to a hypothetical Exchange Rate of 0.13 on the pricing date.

Conversely, an increase in the Exchange Rate from the pricing date to the Observation Date means that the Hong Kong dollar has appreciated/strengthened relative to the U.S. dollar. This means that it takes fewer Hong Kong dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Hong Kong dollar can purchase more U.S. dollar on the Observation Date than it could on the pricing date. A hypothetical Exchange Rate of 0.14 on the Observation Date reflects a strengthening of the Hong Kong dollar relative to the U.S. dollar, as compared to a hypothetical Exchange Rate of 0.13 on the pricing date.

The hypothetical Exchange Rates set forth above are for illustrative purposes only. Actual Exchange Rates on the pricing date and Observation Date will vary from the hypothetical exchange rates used in the examples above.

JPMorgan Structured Investments —	PS-1
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes an Initial Index Level of 1,365 (based on a hypothetical Index closing level on the pricing date of 10,500 and a hypothetical Exchange Rate on the pricing date of 0.13) and reflects the Maximum Return on the notes of 15.05% and the Contingent Buffer Amount of 20%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
2,457.0000	80.00%	15.05%
2,320.5000	70.00%	15.05%
2,184.0000	60.00%	15.05%
2,047.5000	50.00%	15.05%
1,911.0000	40.00%	15.05%
1,774.5000	30.00%	15.05%
1,638.0000	20.00%	15.05%
1,570.4330	15.05%	15.05%
1,569.7500	15.00%	15.00%
1,501.5000	10.00%	10.00%
1,433.2500	5.00%	5.00%
1,399.1250	2.50%	2.50%
1,365.0000	0.00%	0.00%
1,296.7500	-5.00%	0.00%
1,228.5000	-10.00%	0.00%
1,160.2500	-15.00%	0.00%
1,092.0000	-20.00%	0.00%
1,091.8635	-20.01%	-20.01%
955.5000	-30.00%	-30.00%
819.0000	-40.00%	-40.00%
682.5000	-50.00%	-50.00%
546.0000	-60.00%	-60.00%
409.5000	-70.00%	-70.00%
273.0000	-80.00%	-80.00%
136.5000	-90.00%	-90.00%
0.0000	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,365 to an Ending Index Level of 1,433.25.

Because the Ending Index Level of 1,433.25 is greater than the Initial Index Level of 1,365 and the Index Return of 5% does not exceed the Maximum Return of 15.05%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1,365 to an Ending Index Level of 1,092.

Although the Index Return is negative, because the Ending Index Level of 1,092 is less than the Initial Index Level of 1,365 by not more than the Contingent Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,365 to an Ending Index Level of 1,911.

Because the Ending Index Level of 1,911 is greater than the Initial Index Level of 1,365 and the Index Return of 40% exceeds the Maximum Return of 15.05%, the investor receives a payment at maturity of $1,150.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1,365 to an Ending Index Level of 819.

Because the Index Return is negative and the Ending Index Level of 819 is less than the Initial Index Level of 1,365 by more than the Contingent Buffer Amount of 20%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40% ) = $600

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical Index closing level on the pricing date is 10,500, the hypothetical Exchange Rate for the Index on the pricing date is 0.13 and, therefore, the hypothetical Initial Index Level is 1,365. Each hypothetical Index Return set forth below is for illustrative purposes only and may not be the actual Index Return. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index closing level increases from 10,500 on the pricing date to 11,550 on the Observation Date, and the Exchange Rate of the Index on the Observation Date remains flat at 0.13 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

11,550 × 0.13 = 1,501.50

Because the Ending Index Level of 1,501.50 is greater than the Initial Index Level of 1,365, the Index Return is positive and is equal to 10%.

Example 2: The Index closing level remains flat at 10,500 from the pricing date to the Observation Date, and the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the Observation Date.

The Ending Index Level is equal to:

10,500 × 0.156 = 1,638

Because the Ending Index Level of 1,638 is greater than the Initial Index Level of 1,365, the Index Return is positive and is equal to 20%.

Example 3: The Index closing level increases from 10,500 on the pricing date to 11,550 on the Observation Date, and the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the Observation Date.

The Ending Index Level is equal to:

11,550 × 0.156 = 1,801.80

Because the Ending Index Level of 1,801.80 is greater than the Initial Index Level of 1,365, the Index Return is positive and is equal to 32%.

Example 4: The Index closing level increases from 10,500 on the pricing date to 11,550 on the Observation Date, but the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the Observation Date.

The Ending Index Level of the Index is equal to:

11,550 × 0.104 = 1,201.20

Even though the Index closing level has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 1,201.20 is less than the Initial Index Level of 1,365, and the Index Return is negative and is equal to -12%.

Example 5: The Index closing level decreases from 10,500 on the pricing date to 9,450 on the Observation Date, but the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the final Observation Date.

The Ending Index Level is equal to:

9,450 × 0.156 = 1,474.20

Even though the Index closing level has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 1,474.20 is greater than the Initial Index Level of 1,365, and the Index Return is positive and is equal to 8%.

Example 6: The Index closing level decreases from 10,500 on the pricing date to 9,450 on the Observation Date, and the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the Observation Date.

The Ending Index Level is equal to:

9,450 × 0.104 = 982.80

Because the Ending Index Level of 982.80 is less than the Initial Index Level of 1,365, the Index Return is negative and is equal to -28%.

Example 7: The Index closing level remains flat at 10,500 from the pricing date to the Observation Date, and the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the Observation Date.

The Ending Index Level is equal to:

10,500 × 0.104 = 1,092

Because the Ending Index Level of 1,092 is less than the Initial Index Level of 1,365, the Index Return is negative and is equal to -20%.

Example 8: The Index closing level decreases from 10,500 on the pricing date to 9,450 on the Observation Date, and the Exchange Rate of the Index remains flat at 0.13 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

9,450 × 0.13 = 1,228.50

Because the Ending Index Level of 1,228.50 is less than the Initial Index Level of 1,365, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments —	PS-3
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return at maturity equal to the Index Return, including any positive return caused by a change in the Exchange Rate, up to the Maximum Return of 15.05%, for a maximum payment at maturity of $1,150.50 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 20%. If the Ending Index Level is less than the Initial Index Level by more than 20%, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you would lose more than 20% of your principal amount and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE HANG SENG CHINA ENTERPRISES INDEX — The return on the notes is linked to the Hang Seng China Enterprises Index. The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on The Stock Exchange of Hong Kong Ltd. (“HKSE”). H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. For additional information about the Index, see the information set forth under “Equity Index Descriptions — The Hang Seng China Enterprises Index” in the accompanying underlying supplement no. 1-I.
•	POTENTIAL EXCHANGE RATE GAINS — Appreciation of the Underlying Currency against the U.S. dollar may increase the Ending Index Level, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the Index closing level.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the Underlying Currency or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 5-I dated November 17, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, which includes any decline caused by a change in the Exchange Rate, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Accordingly, under these circumstances, you will lose more than 20% of your principal amount and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 15.05%, regardless of the appreciation in the Index, which may be significant.
•	A decrease in the value of the Underlying CurrencY relative to the U.S. dollar may adversely affect your return on the notes — The return on the notes is based on the performance of the Index and the Exchange Rate. The Ending Index Level is determined based on the Adjusted Index Level, which is the Index closing level, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is
JPMorgan Structured Investments —	PS-4
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 5-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 20%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	Changes in the LEVEL and Exchange Rate of the INDEX may offset each other — The notes are linked to the Hang Seng China Enterprises Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the level or Exchange Rate of the Index increases, the Exchange Rate or level, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the level or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or level, respectively, of the Index. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your initial investment in the notes if the Ending Index Level is lower than the Initial Index Level.
•	NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
•	ALTHOUGH THE UNDERLYING CURRENCY AND THE U.S. DOLLAR TRADE AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s countries, the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Hong Kong and the United States and between each country and its major trading partners
•	political, civil or military unrest in Hong Kong and the United States; and
•	the extent of governmental surplus or deficit in the European Union and the United States.
JPMorgan Structured Investments —	PS-5
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	THE HONG KONG DOLLAR DOES NOT FLOAT FREELY – Exchange rates of many developed and major emerging economies, including the United States, currently are “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Index Return, and, consequently, the value of your notes
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Index and the Exchange Rate;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	correlation (or lack thereof) between the Index and the Exchange Rate;
•	suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-6
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

Historical Information — Adjusted Index Performance

The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 4, 2008 through April 5, 2013, based on the weekly Index closing level and the exchange rate of the Underlying Currency as reported by Bloomberg Financial Markets on the relevant dates. The exchange rates used in this graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance, converted into U.S. dollars using the exchange rates of the Underlying Currency at approximately 11:15 a.m., Hong Kong time, that would be derived from the applicable Reuters page. The Adjusted Index Level of the Hang Seng China Enterprises Index on April 5, 2013 was 1,342.98225.

Historical Information — Index Performance

The following graph shows the historical weekly performance of the Index from January 4, 2008 through April 5, 2013. The Index closing level on April 5, 2013 was 10,429.31.

JPMorgan Structured Investments —	PS-7
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars

Historical Information — Exchange Rate

The graph below shows the historical weekly performance of the Hong Kong dollar expressed in terms of the conventional market quotation (which is the amount of Hong Kong dollars that can be exchanged for one U.S. dollar), as shown on Bloomberg Financial Markets, from January 4, 2008 through April 5, 2013. The exchange rate of the Hong Kong dollar, on April 5, 2013, as shown on Bloomberg Financial Markets, was 7.7644.

The exchange rates set forth above and displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return. The Index Return, assuming no change in the Index closing level, increases when the U.S. dollar depreciates in value against the Hong Kong dollar. Therefore, the Index Return is calculated using the Exchange Rate, expressed as one divided by the amount of Hong Kong dollars per one U.S. dollar, which is the inverse of the conventional market quotation for the Underlying Currency set forth in the graph below.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets, which is not the source of the Exchange Rate. The Exchange Rate is determined based on the applicable rate displayed of the applicable Reuters page at approximately 11:15 a.m., Hong Kong time.

The Exchange Rate of the Hong Kong dollar at approximately 11:15 a.m., Hong Kong time, on April 5, 2013, was 7.7660, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this pricing supplement.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rate used to calculate the Exchange Rate from Reuters Group PLC, in each case without independent verification. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or the Exchange Rate on the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-8
Capped Contingent Buffered Equity Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars